Clifford H.R. DuPree	One CA Plaza
Senior Vice President,	Islandia, NY 11749
Corporate Governance,
and Corporate Secretary	tel: +1 631 342 2150
fax: +1 631 342 4866
Clifford.DuPree@ca.com

September 24, 2013

Ms. Katherine Wray
Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CA, Inc. Form 10-K for the Fiscal Year Ended March 31, 2013 Filed May 9, 2013 File No. 001-09247

Dear Ms. Wray:

We are writing in response to the Staff’s comment letter dated September 11, 2013 relating to the Form 10-K filed May 9, 2013 of CA, Inc. (the “Company”).

To facilitate the Staff’s review, we have included in this letter the captions and comment from the Staff’s comment letter and have placed our response immediately following the comment.

Part III Information Incorporated By Reference to Schedule 14A Filed June 12, 2013

Compensation and Human Resources Committee Report on Executive Compensation

Compensation Discussion and Analysis, page 26

1.
Please confirm in future filings that you will provide individualized disclosure of how your compensation committee determined the target long-term incentive plan equity awards for each of your named executive officers. Refer to Item 401(b)(1)(v) of Regulation S-K.

Company Response:

The Company confirms that in future filings, the Company will provide in its Compensation Discussion and Analysis individualized disclosure of how the Company’s Compensation and Human Resources Committee determined the target long-term incentive plan equity awards for each of the Company’s named executive officers.

* * *

September 24, 2013

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call me at 631-342-2150.

Very truly yours,

CA, Inc.

/s/ C.H.R. DuPree
Senior Vice President, Corporate Governance, and Corporate Secretary